FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2002.

P.E. 5-1-02

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F ✓

[Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No ✓

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.........

Enclosed are Domtar Inc.'s first quarter results for the period ended March 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.
(Registrant)

Date: May 13, 2002 By

Razvan L. Theodoru
Assistant Secretary

Domtar

1. Domtar Inc.
First Quarter 2002

"The new strength of paper, you'll find it with your personal printer."



Highlights

- —As a result of a $45 million provision ($30 million net of income taxes) related to the closure of the St. Catharines, Ontario, paper mill, announced in March, net loss of $11 million or $0.05 per common share.
- —Net earnings (excluding the $45 million provision) of $19 million or $0.08 per common share, despite:
  - —9% decrease in selling prices compared to the first quarter of 2001; and
  - —market-related downtime resulting in a curtailment of paper production by 38,000 tons.
- —Operating profit of $32 million or $77 million when excluding the $45 million provision.

Recent developments

- —Acquisition-related synergies reached an annualized run rate of US$26 million, on track to achieve US$65 million target by December 2002.
- —Announcement of closure of St. Catharines mill in Ontario and a paper machine in Nekoosa, Wisconsin, reducing Domtar's total uncoated freesheet manufacturing capacity by 80,000 tons.
- —Announcement of price increases effective in April 2002: US$40/ton for copy and offset papers, and US$30/tonne for hardwood pulp.
- —Achievement of Forest Stewardship Council (FSC) certification of manufacturing processes at Cornwall mill.

Domtar is the third largest producer of uncoated freesheet paper in North America and the fourth largest in the world. It is also a leading manufacturer of business papers, printing and publishing papers, and specialty and technical papers. Domtar manages 22 million acres of forest land in Canada and the United States, and produces lumber and other wood products. Domtar has 12,500 employees across North America. The Company also has a 50% investment interest in Norampac Inc., the largest Canadian producer of containerboard.

For further information

Investor relations
Christian Dubé
Senior Vice-President
and Chief Financial Officer
Tel.: (514) 848-5511
Fax: (514) 848-5638

Jean-Sébastien Vanbrugghe
Manager, Investor Relations
Tel.: (514) 848-5469
Fax: (514) 848-5638
Email: ir@domtar.com

Communications
William George
Vice-President,
Communications &
Government Relations
Tel.: (514) 848-5103
Fax: (514) 848-6878

Head Office
395 de Maisonneuve Blvd. West
Montréal, Québec H3A 1L6
Tel.: (514) 848-5400
Internet: www.domtar.com

Brokerage firms that follow Domtar:

Bank of New York
CIBC Capital Markets
Equity Research Associates
Goldman Sachs
J.P. Morgan
Merrill Lynch
Morgan Stanley Dean Witter
National Bank Financial
Nesbitt Burns
Raymond James
RBC Capital Markets
Research Capital Corp.
Salomon Smith Barney Inc.
Scotia Capital Markets
TD Securities Inc.
UBS Warburg
Valeurs mobilières Desjardins


ALFRED PELLAN
ALFRED PELLAN

Dear Shareholder,

Our efforts to generate synergies following our recent acquisition in the United States have begun to show tangible results during the first quarter. We are pleased with this performance even if our operating results were affected by a decrease in selling prices for most of our products and by the special expenses stemming from the closing of our mill in St. Catharines, Ontario, announced in March.

This closing, along with that of one paper machine in Nekoosa, Wisconsin, does not hinder our commitments to our ongoing improvement programs. We will therefore continue to work toward achieving US$65 million worth of synergies by the end of 2002, as well as to meeting our objective of increasing profitability by $100 million through our Quality and Profitability Program by the end of 2003. All such savings will serve to strengthen our balance sheet, thus enabling us to continue offering our shareholders superior returns. We look to the future with determination and confidence in our ability to maintain Domtar among the ranks of companies that create value for their shareholders on a sustained basis.

With its broad range of top-quality products, Domtar will continue, day after day, to create value for its products and services so as to better meet the ever-changing needs of the market. If you look around you, everywhere there's paper, you'll notice that Domtar is there too.

Raymond Royer
President and Chief Executive Officer

MD&A

The Management's Discussion and Analysis (MD&A) contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties, such as: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in the Corporation's continuous disclosure filings. Therefore, the actual results of the Corporation may be materially different from those expressed or implied by such forward-looking statements. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP).

Our Business

Business Profile

Domtar's reporting segments correspond to the following four business activities: Papers, Paper Merchants, Wood and Packaging. For the year ended December 31, 2001, our consolidated net sales were $4.4 billion, including the net sales from the four U.S. integrated pulp and paper mills (the Acquired Mills) acquired on August 7, 2001 (the Acquisition). If the Acquisition had occurred on January 1, 2001, our pro forma consolidated net sales would have been $5.5 billion.

Papers

We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper mills in Canada and five in the United States, with an annual production capacity of approximately 2.7 million tons, which are complemented by strategically located warehouses and sales offices. More than 50% of our paper production capacity is located, and approximately 82% of our paper sales are generated, in the United States. Uncoated and coated freesheet paper, our principal products, are used for business, printing and publishing, and technical and specialty applications. The following chart illustrates our principal paper products and our annual production capacity:

Categories	Business Papers		Printing and Publishing Papers			Technical and Specialty Papers
Types	Uncoated Freesheet				Coated Freesheet	Uncoated and Coated Freesheet
Grades	Copy	Premium imaging	Offset Business converting	Lightweight Opaques Text and cover	Lightweight Premium Regular	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables
Applications	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogues	Brochures Annual reports Books Magazines Catalogues	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers
Capacity*	As at March 31, 2002: 2,700,000 tons					
	700,000 tons (26%)	200,000 tons (7%)	500,000 tons (19%)	535,000 tons (20%)	400,000 tons (15%)	365,000 tons (13%)

* The allocation of production capacity may vary from year to year in order to take advantage of market conditions. The production capacity reflects the announcement we made on March 27, 2002 to close three paper machines: two in St. Catharines, Ontario and one in Nekoosa, Wisconsin resulting in the reduction of 50,000 tons of paper manufacturing capacity at St. Catharines and 30,000 tons at Nekoosa. Some of the papers manufactured in St. Catharines will be re-deployed to Domtar facilities in Espanola, Ottawa-Hull and Wisconsin, while others will be discontinued. St. Catharines will cease operations at the end of September 2002.

We sell paper principally through a large network of owned and independent merchants that distribute our paper products from over 350 locations throughout North America. Sales are made also to a variety of customers that include business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp that we produce in excess of our internal requirements. Our net market pulp position is approximately 630,000 tons. Our Papers business is our most important segment and represented approximately 60% of our consolidated net sales during the first quarter of 2002.

Paper Merchants

Our Paper Merchants business involves the purchasing, warehousing, sale and distribution of business and printing papers, graphic arts supplies and industrial products made by us as well as by other manufacturers. Our Canadian paper merchants operate a total of eight branches in eastern Canada (Buntin Reid in Ontario, JBR/La Maison du Papier in Québec and The Paper House in the Atlantic Provinces) while our US paper merchant (RIS Paper) services a large client base from 20 locations in the Northeast, Midwest and the Mid-Atlantic regions of the United States. Our Paper Merchants business represented approximately 22% of our consolidated net sales during the first quarter of 2002.

Wood

Our Wood business is composed of the manufacture and distribution of lumber and wood-based value-added products as well as the management of forest resources. We are one of the largest producers of wood products in eastern Canada, with 14 sawmills and two re-manufacturing facilities, with an annual capacity of 1.2 billion board feet. We seek to maximize the utilization of forestlands for which we are responsible through efficient management and by following sustainable forest management practices so that the forestlands provide a continuous supply of wood for future needs. Our Wood business represented approximately 8% of our consolidated net sales during the first quarter of 2002.

Packaging

Our Packaging business is comprised of our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage Norampac and its debt is non-recourse to us. As required by Canadian GAAP, we account for our 50% interest in Norampac by the proportionate consolidation method. Norampac's network of 26 corrugated packaging plants, strategically located across Canada and including facilities in the United States and Mexico, provides full-service packaging solutions and produces a broad range of products. These facilities are fully integrated on a direct or indirect basis with Norampac's eight containerboard mills that have a combined annual capacity of approximately 1.6 million tons. Our Packaging business accounted for approximately 10% of our consolidated net sales during the first quarter of 2002.

First Quarter 2002 vs First Quarter 2001 Overview

Financial Highlights

(In millions of Canadian dollars, except per share amounts)

	Three months ended March 31	
	2002	2001[1]
	$	$
Net sales	1,328	954
EBITDA	142	138
Operating profit	32	78
Net earnings (loss)	(11)	21
Net earnings (loss) per share (basic)	(0.05)	0.11
Net sales allocation by segment (%):		
Papers	60	45
Paper Merchants	22	33
Wood	8	9
Packaging	10	13
Total	100	100
Selling price index (%)	91	100

Net Sales of $1.3 Billion

Net sales for the first quarter of 2002 totaled $1,328 million, up $374 million (or 39%) from net sales of $954 million in the first quarter of 2001. This increase was mainly due to the inclusion of net sales of the Acquired Mills as well as the inclusion of our share of net sales of Norampac's recent acquisitions. Excluding the impact of the acquisitions mentioned above, net sales in the first quarter of 2002 would have amounted to $901 million, a $53 million decrease compared to net sales of $954 million in the first quarter of 2001. This decrease was mainly due to lower transaction prices for all of our businesses except for Wood. Overall, the first quarter of 2002 pricing is at 91% of our selling price index, compared to 100% during the corresponding period of 2001. (See Sensitivity Analysis.) Net sales were also favorably impacted by a stronger U.S. dollar, net of costs related to our hedging program.

Operating Profit of $32 Million (or $77 Million Excluding Closure Costs of the St. Catharines Mill)

On March 27, 2002, we announced plans to permanently shutdown the St. Catharines, Ontario, paper mill as well as one paper machine in the Nekoosa, Wisconsin, paper mill. The shutdown of the St. Catharines paper mill, planned to occur at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes), which included $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies related to this paper mill. Due to the non-recurring nature of this charge and in order to facilitate relevant period to period comparisons, results are disclosed herein both on a before and after one-time charge basis.

The shutdown of a paper machine at the Nekoosa paper mill, acquired in the third quarter of 2001, is a result of an ongoing study since its acquisition, and, in accordance with Canadian Institute of Chartered Accountants (CICA) recommendations, charges related to the closure of this paper machine amounting to $10 million (US$6 million) are accounted for as part of the allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date and thus do not affect the first quarter of 2002 earnings.

Cost of sales increased by $315 million (or 42%) in the first quarter of 2002 compared to the corresponding period of 2001 mainly due to the inclusion of cost of sales of the Acquired Mills and our share of Norampac's recent acquisitions, partially offset by lower purchased fiber and energy costs.

Selling, general and administrative (SG&A) expenses increased by $24 million (or 42%) in the first quarter of 2002 compared to the same period of 2001. This increase was mainly due to the inclusion of SG&A expenses of the Acquired Mills and our share of Norampac's recent acquisitions.

As a result of the factors mentioned above, EBITDA (earnings before financing expenses, income taxes and amortization) for the first quarter of 2002 amounted to $142 million (or $173 million excluding closure costs) compared to $138 million in the first quarter of 2001 and operating profit for the first

[1] Figures have been restated following the application of amended accounting recommendations that are described in "Accounting Changes".

quarter of 2002 amounted to $32 million (or $77 million excluding closure costs) compared to $78 million for the corresponding quarter of 2001.

Net Loss of $11 Million (or Net Earnings of $19 Million Excluding Closure Costs)

The net loss for the first quarter of 2002 amounted to $11 million ($0.05 per common share) compared to net earnings of $21 million ($0.11 per common share) for the same quarter in 2001. Excluding the closure costs of $45 million (or $30 million net of income taxes) described above, the first quarter 2002 net earnings would have amounted to $19 million ($0.08 per common share). The first quarter 2002 results were negatively impacted by the factors mentioned above and by an increase in financing expenses related to the additional indebtedness we incurred in relation to the Acquisition.

Papers

Selected Information

	Three months ended March 31	
	2002	2001
Net sales (millions of Canadian dollars)	790	427
Operating profit (millions of Canadian dollars)	18	74
Operating profit excluding closure costs (millions of Canadian dollars)	63	74
Shipments:		
Paper ('000 ST)	656	335
Pulp ('000 ADST)	180	79
Shipment paper product offering (%):		
Copy and offset grades	55	41
Uncoated printing & publishing and premium imaging grades	19	22
Coated printing & publishing grades	12	26
Technical & specialty grades	14	11
Total	100	100
Benchmark nominal prices[1]:		
Copy 20 lb sheets (US$/ton)	760	868
Offset 50 lb rolls (US$/ton)	675	770
Coated publication, No.3, 60 lb, rolls (US$/ton)	820	930
Pulp NBSK (US$/tonne)	480	680

Sales, Shipments and Operating Profit

Net sales in our Papers business, representing 60% of consolidated net sales in the first quarter of 2002, amounted to $790 million, an increase of $363 million (or 85%) compared to the first quarter of 2001. This increase was primarily due to the inclusion of net sales of the Acquired Mills, partially offset by the effect of significant decreases in transaction prices for both paper and pulp.

Operating profit in the Papers business amounted to $18 million in the first quarter of 2002. Excluding the $45 million provision related to closure costs of the St. Catharines mill, operating profit amounted to $63 million, an $11 million decrease (or 15%) compared to $74 million in the first quarter of 2001. This $11 million decrease was primarily due to lower prices for both paper and pulp, partially offset by the inclusion of operating profit of the Acquired Mills, by lower purchased fiber and energy costs, by the favorable effect of a stronger U.S. dollar, net of costs related to our hedging program, as well as by the realization of Acquisition-related synergies.

Pricing Environment

Our average transaction prices in the first quarter of 2002 for 20 lb copy sheets (business papers) and 50 lb offset rolls (uncoated printing and publishing papers) decreased by

1 Source: Pulp & Paper Week.

US$78/ton compared to the prices experienced in the first quarter of 2001. Effective April 1, 2002, we announced a US$40/ton price increase for copy and offset grades.

Our weighted average transaction price for all our coated printing & publishing papers in the first quarter of 2002 decreased by US$53/ton compared to the corresponding quarter of 2001.

Market pulp conditions deteriorated throughout 2001 and continued to be difficult into the first quarter of 2002, despite efforts made by certain major Canadian producers to curtail production in order to reduce inventory levels. In the first quarter of 2002, our Northern Bleached Softwood Kraft (NBSK) and Northern Bleached Hardwood Kraft (NBHK) pulp transaction prices were lower by an average of US$186/tonne compared to the same quarter in 2001.

Production Efficiency

In the Papers business, our efforts to improve competitiveness continued. The Woodland mill completed its first Kaïzen continuous improvement workshop in March and the Ashdown mill completed its first workshop in early April. Additional Kaïzen workshops as well as the introduction of statistical process controls are scheduled at the Acquired Mills throughout the year and we expect to achieve further production efficiencies.

In the first quarter of 2002, we took market-related downtime, allowing us to curtail production by 38,000 tons of paper, representing approximately 5% of our first quarter 2002 production capacity. In addition, during the first quarter of 2002, we slowed back production of pulp by 18,000 tons. This reflects our commitment to adjust production to our customers' needs.

A quality improvement project was completed in September 2001 on one of our two paper machines at the Windsor mill. Due to certain start-up issues, we operated at slower rates in order to maintain the high quality of our products. We have identified solutions that will allow the mill to attain higher efficiency and productivity and are implementing corrective actions.

In addition, our Cornwall mill achieved certification of manufacturing processes under Forest Stewardship Council (FSC) standards.

During the first quarter of 2002, we continued to focus our efforts on achieving synergies related to the Acquisition. As at March 2002, we reached a run rate of US$26 million and we are committed to meeting our objective of achieving an annualized run rate of US$65 million by the end of 2002.

Paper Merchants

Selected Information

	Three months ended March 31	
	2002	2001
Net sales (millions of Canadian dollars)	299	318
Operating profit (millions of Canadian dollars)	7	5

Sales and Operating Profit

Net sales in the Paper Merchants business, representing 22% of consolidated net sales in the first quarter of 2002, amounted to $299 million, a decrease of $19 million (or 6%) compared to the corresponding period of 2001. Although increased volumes and market share gains were achieved across North America, lower selling prices and decreased demand for web offset papers led to the sales dollar reduction.

Operating profit in the Paper Merchants business of $7 million resulted in an operating margin of 2.2% in the first quarter of 2002 compared to operating profit of $5 million and operating margin of 1.6% in the corresponding period of 2001. This was achieved due to improved gross margins from a better sales mix and further reductions in SG&A spending. Synergies from the newly organized North American Paper Merchants Group also contributed to improving operating margins.

Wood

Selected Information

	Three months ended March 31	
	2002	2001
Net sales (millions of Canadian dollars)	104	87
Operating loss (millions of Canadian dollars)	(10)	(20)
Shipments (millions of FBM)	224	227
Shipments product offering (%):		
Random lengths	46	40
Studs	33	36
Value-added	15	16
Industrial	6	8
Total	100	100
Benchmark nominal prices[1]:		
Lumber 2x4x8 (US$/MFBM)	356	298

Sales, Shipments and Operating Loss

Net sales in the Wood business, representing 8% of our consolidated net sales in the first quarter of 2002, amounted to $104 million, an increase of $17 million (or 20%) compared to the first quarter of 2001. Net sales increased primarily as a result of an increase in transaction prices, partially offset by a $9 million provision recorded for potential antidumping duties on exports of softwood lumber to the United States.

As a result of the factors mentioned above and higher efficiencies, the operating loss amounted to $10 million in the first quarter of 2002 compared to an operating loss of $20 million in the first quarter of 2001.

Pricing Environment

In the first quarter of 2002, average transaction prices for random lengths were higher by US$61/MFBM and prices for Great Lakes 2x4 studs were higher by US$57/MFBM compared to the corresponding quarter in 2001. These transaction prices do not reflect the negative effect of potential countervailing and antidumping duties.

Production Efficiency

In the Wood business, we continued to pursue our sawmill modernization plan aimed at improving profitability, which was announced in April 2000. As at March 31, 2002, we are mid-way through the implementation of our plan.

Anthony-Domtar Inc., a 50-50 joint venture between Anthony Forest Products Company and Domtar Inc., has built a manufacturing facility in Sault Ste. Marie, Ontario that is manufacturing a high quality wood I-joist, called the Power JoIst™, in order to generate a more stable demand for certain of our lumber products. This plant received APA (American Plywood Association) Product Certification in January 2002.

In 2001, we completed our goal of certifying all of our forest management practices in compliance with either ISO 14001 or FSC (Forest Stewardship Council) standards. We have now obtained certification for the 22 million acres of forestland that we manage directly.

In addition, as planned, the Enterprise Resource Planning (ERP) system for the Wood business went live on January 1, 2002 and we should begin to see expected benefits in the coming quarters.

1 Source: Random Lengths.

Packaging

Selected Information

	Three months ended March 31	
	2002	2001
Net sales (millions of Canadian dollars)	135	122
Operating profit (millions of Canadian dollars)	17	19
Shipments[1]:		
Containerboard ('000 ST)	79	83
Corrugated containers (millions of square feet)	1,463	1,235
Benchmark nominal prices[2]:		
Linerboard 42 lb (US$/ton)	417	460

Sales, Shipments and Operating profit

Our 50% share of Norampac's net sales, representing 10% of our consolidated net sales in the first quarter of 2002, amounted to $135 million, an increase of $13 million (or 11%) compared to the first quarter of 2001. This was primarily due to an increase in corrugated containers shipments related to Norampac's recent acquisitions, partially offset by lower product prices and market-related downtime.

Our 50% share of Norampac's operating profit amounted to $17 million, a decrease of $2 million, or 11%, from the $19 million reported in the first quarter of 2001. These results reflected the decline in average transaction prices of containerboard and corrugated products and the impact of market-related downtime taken at the mills, partially offset by the favourable impact of the newly acquired mills.

Pricing Environment

Overall, containerboard transaction prices in the first quarter of 2002 decreased by US$50/ton compared to the first quarter of 2001. Without the impact of production curtailments by major industry participants, including Norampac, product prices would have been lower, within the current weak economic environment.

Production Efficiency

During the first quarter of 2002, Norampac took market-related downtime at its containerboard mills for a total of 32,000 tons, representing approximately 9% of the first quarter 2002 production capacity. This reflects Norampac's commitment to adjust production to customers' needs.

Financing Expenses and Income Taxes

Financing Expenses

During the first quarter of 2002, financing expenses were $52 million, a $10 million increase compared to the first quarter of 2001, mainly due to the additional indebtedness we incurred with respect to the Acquisition, offset by the recognition in 2001 of unrealized foreign exchange losses in accordance with amended accounting recommendations. In addition, interest rate swaps we entered into in 2001 reduced first quarter 2002 financing expenses by $2 million.

Income Taxes

Our income tax recovery for the first quarter of 2002 was $8 million, or an effective tax rate of 42.1%, fairly stable compared to an income tax expense of $16 million, or an effective tax rate of 43.2%, in the corresponding period of 2001.

1 Represents 50% of Norampac's trade shipments.
2 Source: Pulp & Paper Week.

Liquidity and Capital Resources

Selected Information

(In millions of Canadian dollars)	Three months ended March 31 2002	2001 [1]
Cash flows provided from operating activities before changes in working capital items	118	104
Changes in working capital items	(117)	(109)
Cash flows provided from (used for) operating activities	1	(5)
Net capital expenditures	(27)	(55)
Free cash flow	(26)	(60)

	March 31, 2002	December 31, 2001 [1]
Net debt-to-total capitalization ratio (in %)	55	55

Our principal liquidity requirements are for working capital, capital expenditures, and principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility.

Cash flows provided from operating activities in the first quarter of 2002 amounted to $1 million, a $6 million increase compared to the corresponding period of 2001. The first quarter of the year is usually impacted by seasonally high requirements for working capital, especially for our Wood business.

Net capital expenditures during the first quarter of 2002 amounted to $27 million, a $28 million decrease over the first quarter of 2001 level. We intend to limit our annual capital expenditures for the next two years to 75% of amortization, or approximately $290 million per year. This amount includes approximately $140 million for annual maintenance capital expenditures.

Free cash flow (cash flows from operating activities less net capital expenditures) in the first quarter of 2002 totaled negative $26 million compared to negative $60 million in the corresponding period of 2001, reflecting our reduced level of capital spending.

As at March 31, 2002, our net debt-to-total-capitalization ratio was 55%, unchanged from December 31, 2001. Net indebtedness, including our 50% share of the net indebtedness of Norampac of $241 million, was $2,986 million at March 31, 2002 compared to $2,919 million at the end of 2001, including our 50% share of the net indebtedness of Norampac of $192 million. The off balance sheet sales of receivables represented $240 million as at March 31, 2002 compared to $238 million as at December 31, 2001. We expect to continue to sell receivables in the future on an ongoing basis, since the implicit interest rate on sales of receivables is lower than the interest rate on our borrowings. If we are unable to do so in the future, our working capital requirements would increase.

As at March 31, 2002, the remainder of the term loan totaled US$730 million, unchanged from the December 31, 2001 balance. The term loan bears interest based on the U.S. dollar LIBOR rate, or the U.S. prime rate, plus a margin that varies with Domtar's credit rating.

As at March 31, 2002, $50 million of the US$500 million revolving credit facility was drawn and letters of credit totaling $18 million were outstanding, resulting in US$457 million of availability under this facility. As at December 31, 2001, $15 million of the US$500 million revolving credit facility was drawn in the form of overdraft and included in "Bank Indebtedness" and letters of credit totaling $11 million were outstanding. Borrowings under the existing revolving credit facility bear interest at a rate based on the Canadian dollar bankers' acceptance or the U.S. dollar LIBOR rate or the prime rate, plus a margin that varies with Domtar's credit rating.

The indentures or agreements under which some of our debt was issued contain covenants, including a limitation on the amount of dividends on our shares that we may pay, on the amount of shares that we may repurchase for cancellation and on the amount of term loan we may incur. Our bank facilities contain certain restrictive quarterly covenants. Our US$500 million unsecured revolving credit facility also requires commitment fees in accordance with standard banking practices.

1 Figures have been restated following the application of amended accounting recommendations that are described in "Accounting Changes".

As at April 29, 2002, we had 227,222,167 common shares, 69,576 Series A Preferred Shares and 1,800,000 Series B Preferred Shares, which were issued and outstanding.

Risks and Uncertainties

Product Prices

Our financial performance is dependent on the selling prices of our products. The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. (See Sensitivity Analysis.)

Operating Costs

Operating costs for our businesses can be affected by increases or decreases in energy and other raw material prices as a result of changing economic conditions or due to particular supply and demand considerations.

Competition

The uncoated freesheet market is currently undergoing substantial consolidation, with the top five producers representing approximately 75% of the North American market. We are currently the third largest North American integrated manufacturer and marketer of uncoated freesheet paper. We compete with a number of substantial companies operating in this market. The coated paper products market is large and subject to global competition. The markets for our wood and market pulp are also large and highly fragmented. The packaging products market in which Norampac competes has undergone significant consolidation in the past several years resulting in the creation of a number of substantial competitors. While the principal basis for competition in all our businesses is price, competition can also be based upon quality and customer service, including, in some cases, providing technical advice to customers. For example, the highly technical nature of specialty papers limits competition since not all paper mills can produce the required papers. Competition in this market is generally based more on quality and service than on price.

Foreign Exchange

Our revenues for many of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. The prices for many of our products, including those we sell in Canada, are principally driven by U.S. prices of similar products. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces the amount of Canadian dollar revenues we realize on sales. Exchange rate fluctuations are beyond our control and the U.S. dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. In order to reduce the potential negative effect of a weakening U.S. dollar, we hedge the value of a portion of our future U.S. dollar net cash inflows for periods of up to three years. Our hedging arrangements as at December 31, 2001 totaling US$1,106 million (of which US$681 million matures within 2002) protect the value of part of our expected net U.S. dollar cash inflows at an average exchange rate of 1.45 for the next three years, and they limit Domtar from benefiting from a higher U.S. dollar to a maximum of an average exchange rate of 1.51 for that same period.

Environmental Regulations

The United States and Canadian environmental regulations to which we are subject relate to, among other matters, air emissions, timber cutting, wastewater discharges, waste management, groundwater quality, plant and wildlife protection, landfill sites, employee health and safety and the discharge of materials into the environment. These regulations require us to obtain and operate in compliance with the conditions of permits and authorizations from the appropriate governmental authorities. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. If we fail to comply with applicable requirements, our operations at the affected facilities could be subject to significant fines and to orders requiring additional expenditures, which could affect our financial results and financial condition. In addition, changes in environmental laws and regulations or their application could require us to make further significant expenditures.

We expect to continue to incur ongoing capital and operating expenses to achieve and maintain compliance with new environmental requirements and to upgrade existing equipment. As at March 31, 2002, we made environmental capital expenditures of $1 million mostly for the improvement of air emissions.

Environmental Liabilities

We are continuing to take remedial action at a number of current and former sites, due in part to soil and some groundwater contamination at these sites. As at March 31, 2002, we had a provision of $50 million for known and determinable site remediation costs, primarily in connection with our former wood preserving business, which we sold in 1993, and relating to sites in various provinces and states.

The process of investigation and remediation can be lengthy and is subject to the uncertainties of changing legal requirements, developing technologies, the allocation of liability among potentially responsible parties and the discretion of regulators. Accordingly, we cannot estimate with certainty the actual amount and timing of costs associated with site remediation. Our costs for site remediation may ultimately exceed the amount of the provision we have established. In addition, we are party to environmental claims and lawsuits, which are being contested. We may incur costs in excess of amounts we have reserved to cover such claims and lawsuits.

Legal Actions

In the normal course of our operations, we become involved in various legal actions. While the final outcome with respect to actions outstanding or pending as at March 31, 2002 cannot be predicted with certainty, it is our opinion that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

Lumber Export Duties

Our sales of Wood represent approximately 8% of our consolidated net sales and we export approximately 62% of our softwood lumber products to the United States.

The United States Department of Commerce announced that it had assessed the Canadian softwood lumber industry with final aggregate countervailing and antidumping duties at an average rate of 27.22%. No cash duties will be paid until the United States International Trade Commission renders its final determination of injury. A decision is expected in May 2002. The Government of Canada has challenged the duties with the World Trade Organization and under the North American Free Trade Agreement.

We may experience reduced revenues and margins in our Wood business as a result of any new arrangement between the United States and Canada or as a result of antidumping and countervailing duty applications.

Sensitivity Analysis

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

(In millions of Canadian dollars, except per share amounts)

	Annual impact on [c]		
	Operating Profit	Net Earnings	Earnings Per Share
Each US$10/unit change in price of: [a]	$	$	$
Papers			
Copy and offset	19	12	0.05
Uncoated printing & publishing and premium imaging grades	11	7	0.03
Coated printing & publishing grades	6	4	0.02
Technical & specialty grades	6	4	0.02
Pulp – net position	7	5	0.02
Wood			
Lumber	15	10	0.04
Packaging			
Containerboard	6	4	0.02
Foreign exchange			
CAN 1¢ change in relative value to the U.S. dollar			
after hedging [b]	4	3	0.01
before hedging	10	6	0.03
Interest rate			
1% change in interest rates on our floating rate debt	N/A	9	0.04

(a) Based on 2002 capacity (in tons or MFBM).
(b) Based on currency hedging portfolio for the period January 1 – December 31, 2002.
(c) Based on an exchange rate of 1.55 and a marginal tax rate of 35%.

Benchmark nominal prices [1]	1995	1996	1997	1998	1999	2000	2001	Q1 2001	Q1 2002
Papers:									
Copy 20 lb sheets (US$/ton)	1,123	848	769	780	778	877	815	868	760
Offset 50 lb rolls (US$/ton)	983	736	756	666	659	757	719	770	675
Coated publication, No.3, 60 lb, rolls (US$/ton)	1,200	943	941	909	851	948	853	930	820
Pulp NBSK (US$/tonne)	874	586	588	544	541	685	558	680	480
Wood:									
Lumber 2x4x8 (US$/MFBM)	335	403	383	376	390	316	345	298	356
Packaging:									
Linerboard 42 lb (US$/ton)	511	371	336	373	400	468	445	460	417

	1995	1996	1997	1998	1999	2000	2001	Q1 2001	Q1 2002
Selling price index	120%	100%	99%	94%	93%	102%			
Selling price index after Acquisition							96%	100%	91%

Accounting Changes

Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2002, we have adopted the new CICA recommendations relating to the accounting for stock-based compensation and other stock-based payments. The recommendations require the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the recommendations do not require that a fair-value based approach be used. The recommendations also address the accounting for stock appreciation rights and awards to be settled in cash, other financial assets and equity. We have chosen to use the fair value method to record the stock options granted to employees.

In accordance with the transitional provisions of the new accounting recommendations, we have adopted the new recommendations for awards granted after January 1, 2002. The adoption of the new recommendations did not have a material impact on the results for the first quarter of 2002.

[1] Source: Pulp & Paper Week and Random Lengths.
The term "ton" refers to a short ton, an imperial unit of measurement which equals 0.9072 metric tonnes, and the term "tonne" refers to a metric tonne.

Foreign Currency Translation

Effective January 1, 2002, we have adopted the amended CICA recommendations relating to the accounting for foreign currency translation. These recommendations eliminate the requirement to defer and amortize unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

In accordance with the transitional provisions of the amended accounting recommendations, we have applied these recommendations retroactively with restatement of prior years. The cumulative effect of the adoption of the recommendations has been reflected as a charge of $32 million ($22 million net of incomes taxes) to opening retained earnings for the year ended December 31, 2001. First quarter of 2001 financing expenses were increased by $17 million ($13 million net of income taxes) to reflect the application of these recommendations. The total impact of the recommendations on the earnings for the year ended December 31, 2001 was $15 million ($12 million net of income taxes).

We have designated all of our US dollar denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries and, to the extent necessary, as a foreign currency hedge of our future U.S. dollar revenue streams. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt designated as a hedge of future US dollar revenue streams, exchange gains and losses are deferred from being recognized in earnings until the earlier of the debt repayment or such time as the hedge ceases to be effective.

Goodwill and Intangible Assets

Effective January 1, 2002, we have adopted the new CICA recommendations relating to the accounting for goodwill and other intangible assets that require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment by comparing the fair value of the assets with their carrying amount. Intangible assets with a definite life will continue to be amortized over their useful life. In accordance with the transitional provisions of the new accounting recommendations, we will perform by June 30, 2002 an impairment test on the goodwill amounting to $74 million at December 31, 2001 and, if needed, will record such impairment as a restatement to opening 2002 retained earnings. Amortization expense related to goodwill was $1 million for the first quarter of 2001.

Outlook

We believe that the current weak economic environment will continue to be challenging for all our businesses over the coming quarters. Economic indicators, however, point toward better conditions later in the year.

We remain confident in the long-term fundamentals of the uncoated freesheet market, as witnessed by the announced price increase of US$40/ton for uncoated freesheet, which took effect in April 2002. We will continue to strengthen our customer relationships, and we will also continue to closely monitor inventories in order to maintain optimal levels that meet the needs of our customers.

We believe that our Acquisition and other profit improvement initiatives position us to compete effectively and will enable us to benefit from improvements in the economy.

Consolidated Financial Statements

Consolidated Earnings

Three months ended March 31

(In millions of Canadian dollars, unless otherwise noted)	2002	2002	2001
	(Unaudited)		
			Restated (Note 2)
	US$ (Note 3)	$	$
Net sales	833	1,328	954
Operating expenses			
Cost of sales	674	1,074	759
Selling, general and administrative	51	81	57
Amortization	60	96	60
Closure costs (Note 6)	28	45	–
	813	1,296	876
Operating profit	20	32	78
Financing expenses	33	52	42
Amortization of deferred gain	(1)	(1)	(1)
Earnings (loss) before income taxes	(12)	(19)	37
Income tax expense (recovery)	(5)	(8)	16
Net earnings (loss)	(7)	(11)	21
Per common share (Note 5)			
Net earnings (loss)			
Basic	(0.03)	(0.05)	0.11
Diluted	(0.03)	(0.05)	0.11
Weighted average number of common shares outstanding (millions)			
Basic	226.5	226.5	180.3
Diluted	227.6	227.6	181.0

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Retained Earnings

Three months ended March 31

(In millions of Canadian dollars, unless otherwise noted)	2002	2002	2001
	(Unaudited)		
			Restated (Note 2)
	US$ (Note 3)	$	$
Retained earnings at beginning of period – as reported	426	679	557
Cumulative effect of changes in accounting policy (Note 2)	(21)	(34)	(22)
Retained earnings at beginning of period – as restated	405	645	535
Net earnings (loss)	(7)	(11)	21
Dividends on common shares	(5)	(8)	(6)
Dividends on preferred shares	–	–	(1)
Premium on purchase for cancellation of common shares	–	–	(1)
Retained earnings at end of year	393	626	548

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(In millions of Canadian dollars, unless otherwise noted)	March 31 2002 (Unaudited) US$ (Note 3)	March 31 2002 (Unaudited) $	December 31 2001 Restated (Note 2) $
Assets			
Current assets			
Cash and cash equivalents	41	65	36
Receivables	244	389	300
Inventories	497	792	779
Prepaid expenses	15	24	24
Future income taxes	18	29	29
	815	1,299	1,168
Investments and advances	19	30	55
Property, plant and equipment	3,469	5,528	5,600
Other assets	160	255	232
	4,463	7,112	7,055
Liabilities and shareholders' equity			
Current liabilities			
Bank indebtedness	28	45	45
Trade and other payables	456	727	719
Income and other taxes payable	11	17	19
Long-term debt due within one year	35	56	38
	530	845	821
Long-term debt	1,851	2,950	2,872
Future income taxes	324	517	528
Other liabilities and deferred credits	241	384	408
Shareholders' equity			
Preferred shares	30	47	48
Common shares	1,094	1,743	1,731
Retained earnings	393	626	645
Accumulated foreign currency translation adjustments	–	–	2
	1,517	2,416	2,426
	4,463	7,112	7,055

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Cash Flows

Three months ended March 31

(In millions of Canadian dollars, unless otherwise noted)

	2002	2002	2001
	(Unaudited)		
			Restated (Note 2)
	US$ (Note 3)	$	$
Operating activities			
Net earnings (loss)	(7)	(11)	21
Non-cash items:			
Amortization	69	110	60
Future income taxes	(9)	(14)	4
Amortization of deferred gain	(1)	(1)	(1)
Closure costs excluding write down of property, plant and equipment (Note 6)	20	31	–
Other	2	3	20
	74	118	104
Changes in working capital items			
Receivables	(39)	(62)	(36)
Inventories	(6)	(11)	(53)
Prepaid expenses	(1)	(1)	(6)
Trade and other payables	(27)	(44)	(21)
Income and other taxes payable	(1)	(1)	7
Other	1	2	–
	(73)	(117)	(109)
Cash flows provided from (used for) operating activities	1	1	(5)
Investing activities			
Net additions to property, plant and equipment	(17)	(27)	(55)
Business acquisitions	(16)	(26)	–
Other	(10)	(16)	(7)
Cash flows used for investing activities	(43)	(69)	(62)
Financing activities			
Dividend payments	(5)	(8)	(7)
Change in bank indebtedness	–	–	(15)
Change in revolving bank credit, net of expenses	59	94	90
Common shares issued, net of expenses	8	12	2
Redemptions of preferred shares	(1)	(1)	(1)
Cash flows provided from financing activities	61	97	69
Net increase in cash and cash equivalents	19	29	2
Cash and cash equivalents at beginning of period	22	36	29
Cash and cash equivalents at end of period	41	65	31

The accompanying notes are an integral part of the consolidated financial statements.

Notes

Three months ended March 31 (Unaudited)
(In millions of Canadian dollars, unless otherwise noted)

1.
Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.'s (Domtar) financial position as at March 31, 2002 and December 31, 2001 as well as its results of operations and its cash flow for the three months ended March 31, 2002 and 2001.

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar's annual consolidated financial statements.

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in note 2.

2.
Accounting Changes

Stock-based compensation and other stock-based payments

Effective January 1, 2002, Domtar has adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to the accounting for stock-based compensation and other stock-based payments. The recommendations require the use of a fair-value based approach of accounting for certain specified stock-based awards. For all other employee stock-based awards, the recommendations do not require that a fair-value based approach be used. The recommendations also address the accounting for stock appreciation rights and awards to be settled in cash, other financial assets and equity. Domtar has chosen to use the fair value method to record the stock options granted to employees.

In accordance with the transitional provisions of the new accounting recommendations, Domtar has adopted the new recommendations for awards granted after January 1, 2002. The adoption of the new recommendations did not have a material impact on the results for the first quarter of 2002.

Foreign currency translation

Effective January 1, 2002, Domtar has adopted the amended CICA recommendations relating to the accounting for foreign currency translation. These recommendations eliminate the requirement to defer and amortize unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

In accordance with the transitional provisions of the amended accounting recommendations, Domtar has applied these recommendations retroactively with restatement of prior years. The cumulative effect of the adoption of the recommendations has been reflected as a charge of $32 million ($22 million net of incomes taxes) to opening retained earnings for the year ended December 31, 2001. First quarter of 2001 financing expenses were increased by $17 million ($13 million net of income taxes) to reflect the application of these recommendations. The total impact of the recommendations on the earnings for the year ended December 31, 2001 was $15 million ($12 million net of income taxes).

Domtar has designated all of its U.S. dollar denominated long-term debt as a hedge of its net investment in self-sustaining foreign subsidiaries and, to the extent necessary, as a foreign currency hedge of its future U.S. dollar revenue streams. For such debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, exchange gains and losses are included in the "Accumulated foreign currency translation adjustments" account. For the remaining U.S. dollar denominated long-term debt designated as a hedge of future U.S. dollar revenue streams, exchange gains and losses are deferred from being recognized in earnings until the earlier of the debt repayment or such time as the hedge ceases to be effective.

Goodwill and intangible assets

Effective January 1, 2002, Domtar has adopted the new CICA recommendations relating to the accounting for goodwill and other intangible assets that require intangible assets with an indefinite life and goodwill to no longer be amortized and be tested annually for impairment by comparing the fair value of the assets with their carrying amount. Intangible assets with a definite life will continue to be amortized over their useful life. In accordance with the transitional provisions of the new accounting recommendations, Domtar will perform by June 30, 2002 an impairment test on the goodwill amounting to $74 million at December 31, 2001 and, if needed, will record such impairment as a restatement to opening 2002 retained earnings. Amortization expense related to goodwill was $1 million for the first quarter of 2001.

(In millions of Canadian dollars, unless otherwise noted)

3. United States Dollar Amounts

The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the first quarter of the 2002 financial statements and the tables of certain related notes have been translated into U.S. dollars at the March 2002 month-end rate of CAN$1.5935 = US$1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

4. Business Acquisitions

On January 21, 2002, Norampac (a 50-50 joint venture with Cascades Inc.) acquired all the issued and outstanding shares of Star Container Corp., a corrugated products converting plant located in Leominster, Massachusetts for a total cash consideration of approximately $50 million. Also, during the quarter, Norampac acquired other businesses for a total cash consideration of $1 million. The Corporation's proportionate share of these acquisitions was $26 million.

5. Earnings (Loss) Per Share

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2002	2002	2001
		(Unaudited)	
	US$ (Note 3)	$	$
Net earnings (loss)	(7)	(11)	21
Dividend requirements of preferred shares	–	–	1
Net earnings (loss) applicable to common shares	(7)	(11)	20
Weighted average number of common shares outstanding (millions)	226.5	226.5	180.3
Effect of dilutive stock options (millions)	1.1	1.1	0.7
Weighted average number of diluted common shares outstanding (millions)	227.6	227.6	181.0
Basic earnings (loss) per share	(0.03)	(0.05)	0.11
Diluted earnings (loss) per share	(0.03)	(0.05)	0.11

6. Closure Costs

On March 27, 2002, Domtar announced plans to permanently shutdown the St. Catharines, Ontario, paper mill as well as one paper machine in the Nekoosa, Wisconsin, paper mill. The shutdown of the St. Catharines paper mill, planned to occur at the end of September 2002, resulted in a charge to first quarter 2002 earnings of $45 million ($30 million net of income taxes), which included $14 million related to the write down to the estimated net realizable value of property, plant and equipment as well as $31 million of charges for other commitments and contingencies related to this-paper mill.

The shutdown of a paper machine at the Nekoosa paper mill, acquired in the third quarter of 2001, is a result of an ongoing study since its acquisition, and, in accordance with CICA recommendations, charges related to the closure of this paper machine amounting to $10 million (US$6 million) are accounted for as part of the allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date and thus do not affect the first quarter of 2002 earnings.

7.
Segmented Disclosures

Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar's reportable segments:

Papers – represents the aggregation of the manufacturing and distribution of business, printing and publishing, and technical and specialty papers, as well as pulp.

Paper Merchants – involves the purchasing, warehousing, sale and distribution of business and printing papers, graphic arts supplies and industrial products made by both Domtar as well as by other manufacturers.

Wood – includes the manufacture and distribution of lumber and wood-based value-added products as well as the management of forest resources.

Packaging – comprises the Corporation's 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at market value, less allocable expenses before financing expenses and income taxes. Segment assets are those directly used in segment operations.

Segmented data

	2002	2002	2001
	(Unaudited)		
	US$ (Note 3)	$	$
Net sales			
Papers	552	880	500
Paper Merchants	187	299	318
Wood	75	119	110
Packaging	86	137	126
Total for reportable segments	900	1,435	1,054
Intersegment sales – Papers	(57)	(90)	(73)
Intersegment sales – Wood	(9)	(15)	(23)
Intersegment sales – Packaging	(1)	(2)	(4)
Consolidated net sales	833	1,328	954
Amortization			
Papers[a]	58	92	45
Paper Merchants	1	1	1
Wood	5	9	7
Packaging	4	7	7
Total for reportable segments	68	109	60
Corporate	1	1	–
Consolidated amortization	69	110	60

(In millions of Canadian dollars, unless otherwise noted)

7.
Segmented Disclosures (continued)

	2002	2002	2001
	(Unaudited)		
	US$ (Note 3)	$	$
Operating profit (loss)			
Papers[a]	11	18	74
Paper Marchants	4	7	5
Wood	(6)	(10)	(20)
Packaging	11	17	19
Consolidated operating profit	20	32	78
Net additions to property, plant and equipment			
Papers	11	17	34
Paper Merchants	1	1	2
Wood	2	3	14
Packaging	3	5	6
Total for reportable segments	17	26	56
Corporate	1	2	1
Disposals of property, plant and equipment	(1)	(1)	(2)
Consolidated net additions to property, plant and equipment	17	27	55

	March 31 2002 (Unaudited) US$ (Note 3)	March 31 2002 (Unaudited)	December 31 2001 Restated (Note 2)
Segmented assets			
Papers	3,417	5,445	5,512
Paper Merchants	139	222	208
Wood	406	647	563
Packaging	409	651	626
Total for reportable segments	4,371	6,965	6,909
Corporate	92	147	146
Consolidated assets	4,463	7,112	7,055

(a) Results for the first quarter of 2002 reflect a $45 million charge ($30 million net of income taxes), including $14 million related to the write down of property, plant and equipment, relating to the shutdown of two paper machines in the St. Catharines, Ontario, paper mill.

Your life, our products

	Customers	Products	Applications
 **Papers 60%** [1]	**Business papers** Business offices Homes	Copy Premium imaging	Photocopies Office documents Presentations
	Printing and publishing papers Commercial printers and publishers	Offset Business converting Lightweight uncoated Opaques Text and cover Lightweight coated Premium coated Regular coated	Pamphlets Brochures Direct mail Commercial printing Forms and envelopes Stationery Annual reports Books Catalogues Magazines
 **Paper Merchants 22%** [1]	**Technical and specialty papers** Converters and makers of end products	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables	Food and candy wrappings Surgical gowns Repositionable note pads Security check papers Wallpapers
Wood 8% [1]	**Value-added and dimensional lumber** Home improvement centers Wholesalers and distributors	Premium, J-Grade, Decking, MSR, I-Joist Dimensional lumber Studs	Building and remodeling Residential construction
	Wood components Re-manufacturers of wood products	Wood components	Re-manufactured into bed frames, shelving, door and window components, etc
 **Packaging 10%** [1]	**Packaging** Makers of boxes End users of container-board boxes	Custom made boxes	Packaging of very small to very large objects

(1) As per net sales in 1st quarter of 2002

1. Domtar Inc. First Quarter 2002

Highlights

Net sales
(In millions of CAN$)



867
832
954 945 954 944
1,177
1,302 1,328
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1

EBITDA
(In millions of CAN$)



197
180 181
157
138
149
163
157
128
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1

Net earnings (loss)
(In millions of CAN$)



62 63
80
57
87
21
14
18
(11)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Q1

Net earnings (loss) per share (basic)
(in CAN$)



0.33 0.34
0.31
0.43
0.48
0.11
0.08 0.08
(0.05)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Q1

2000[2] □ 2001[2] ■ 2002

Selected Financial Data

(In millions of Canadian dollars, unless otherwise noted)

	Three months ended March 31	December 31[2]	March 31[2]	Year ended December 31[2]	
	(Unaudited)				
	2002	2001	2000	2001	2000
Operating results	$	$	$	$	$
Net sales	1,328	1,302	954	4,377	3,598
EBITDA[1]	142	157	138	607	715
Operating profit	32	64	78	313	476
Financing expenses	52	53	42	167	119
Net earnings (loss)	(11)	18	21	140	262
Net earnings (loss) per share	(0.05)	0.08	0.11	0.72	1.42
Cash flow from operating activities per share	–	1.96	(0.03)	3.80	3.21
Weighted average number of common shares Outstanding (millions)	226.5	222.6	180.3	191.2	182.9
Balance sheet data					
Total assets	7,112			7,055	4,235
Long-term debt	2,950			2,872	973
Shareholders' equity	2,416			2,426	1,809
Net debt-to-total-capitalization	55%			55%	36%
Book value per common share	10.43			10.51	9.79
Others					
Cash flows from operating activities	1			727	587
Free cash flow	(26)			441	345
Annualized return on equity (ROE)	(2%)			7%	16%

1 Earnings before interest expense, income taxes and amortization

2 Figures have been restated to reflect the application of amended accounting recommendations

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Printed 4-color process on new FSC certified Domtar Plainfield Opaque 160M cover and 140M text. FSC Trademark © 1996 Forest Stewardship Council A.C. SW-COC-681 The FSC Trademark identifies forests which have been certified in accordance with the rules of the Forest Stewardship Council.

Printed in Canada

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